SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549


                          SCHEDULE 14D-1


       Tender Offer Statement Pursuant to Section 14(d)(1)
              of the Securities Exchange Act of 1934
                        (Amendment No. 1)

                   ZEIGLER COAL HOLDING COMPANY
                    (Name of Subject Company)

                 ZEIGLER ACQUISITION CORPORATION
                   a wholly owned subsidiary of
                       AEI RESOURCES, INC.
                             (Bidder)

                         LARRY ADDINGTON
                           (Co-Bidder)

                   Common Stock, $.01 par value
                   (Title of Class Securities)

                            989286109
              (CUSIP Number of Class of Securities)

                    Donald P. Brown, President
                   and Chief Executive Officer
                       AEI Resources, Inc.
                     1500 North Big Run Road
                     Ashland, Kentucky 41102
                          (606) 928-3433

                         with a copy to:

                        Alan K. MacDonald
                         James A. Giesel
                    Brown, Todd & Heyburn PLLC
                400 West Market Street, 32nd Floor
                 Louisville, Kentucky 40202-3363
                          (502) 589-5400
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                          SCHEDULE 14D-1

                       CUSIP No.: 989286109

1.   NAME OF REPORTING PERSON: Larry Addington
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)___
                                                       (b)___
3.   SEC USE ONLY:

4.   SOURCES OF FUNDS:
     BK

     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO ITEMS 2(e) OR 2(f):                  ______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     0 Shares

     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                    _____

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     0.0%

10.  TYPE OF REPORTING PERSON:  IN

     This Amendment No. 1 amends the Tender Offer Statement on
Schedule 14D-1 originally filed on August 5, 1998 (the "Statement") with respect to the Tender Offer by Zeigler Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of AEI Resources, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock $.01 par value per share (the "Shares"), of Zeigler Coal Holding Company (the "Company"), at a purchase price of $21.25 per share (the "Offer Price"), net to Seller in cash, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein have their meaning as set forth in the Offer to Purchase. This Amendment No. 1 is also being filed to add Larry Addington as a co-bidder to the Schedule 14D-1. The inclusion of Mr. Addington is not an admission that he is a "bidder" or "co-bidder" for purposes of the Offer. Mr. Addington is not a party to the Merger Agreement. The items of the Statement set forth below are hereby amended and supplemented as follows:

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
          SUBJECT COMPANY.

(a)-(b) The information set forth in the fourth and fifth paragraphs of "The Tender Offer - 9. Background of the Offer" of the Offer to Purchase is hereby amended in their entirety as follows:

     On April 22, 1998, AEI received guidelines for submitting proposals, and on May 22, 1998, Parent, a newly formed holding company for the natural resource operations conducted by AEI, submitted its proposal to the Company. The proposal provided for a merger transaction in which the outstanding Shares of the Company would be acquired for $21.25 per Share in cash. On May 26, 1998, a representative of the Company notified AEI that the Company had decided to commence negotiations with Parent. Promptly thereafter, the Company and Parent entered into an agreement providing for an exclusive negotiating period through June 25, 1998. These negotiations continued through July 7, 1998. In addition, Parent and the Prospective Investor held discussions regarding the structure, financing and nature of their relationship.

     On July 10, 1998, Parent terminated discussions with the Prospective Investor, and representatives of Parent contacted the Company through its financial advisor to express Parent's interest in submitting a new proposal. AEI then engaged Warburg Dillon Read LLC as its financial advisor in connection with its proposal to acquire the Company. Shortly thereafter, representatives of Parent and Warburg Dillon Read LLC met with CSFB to discuss possible terms of a new proposal and conducted additional due diligence with respect to the Company. On July 20, 1998, Parent received a proposed acquisition agreement on behalf of the Company reflecting the prior discussions between the parties. During the week of July 27, 1998, Parent obtained financing commitments from UBS sufficient to fund the acquisition of the Company, including a tender offer for all of the Shares of the Company at a purchase price of $21.25 per Share. From July 27 to August 3, 1998, representatives of Parent and the Company, and their respective legal and financial advisors conducted extensive negotiations of the definitive terms of the Offer, the Merger Agreement and related agreements. Representatives of certain principal shareholders of the Company actively participated in the negotiations.

ITEM 10.  ADDITIONAL INFORMATION.

     (f)  The reference in "The Tender Offer - 7. Certain
Information Concerning the Company" to the disclaimer of accuracy or reliability of the projected financial information is hereby amended to delete the Company.

     The information set forth in "The Tender Offer - 13.
Certain Conditions of the Offer" of the Offer to Purchase is hereby amended in its entirety as follows:

     13.  Certain Conditions of the Offer

     Notwithstanding any other provision of the Offer, the obligation of Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer shall be subject to the satisfaction of the following conditions (the "Offer Conditions") on or before the Expiration Date (i) the Minimum Condition, (ii) the Financing Condition, and (iii) the occurrence of none of the following events at any time before the Expiration Date (except as specified below):

     (a) at any time before payment for any Shares, (i) the waiting period applicable to the Offer or the Merger pursuant to the provisions of the HSR Act and any applicable foreign or supranational antitrust laws shall fail to have expired or to have been terminated, or (ii) action by the Department of Justice or Federal Trade Commission or any foreign or supranational agency or entity charged with enforcement of antitrust laws that are applicable to the transactions contemplated hereby challenging or seeking to enjoin the consummation of the Offer or the Merger shall have been instituted and be pending;

     (b) at any time before payment for any Shares, (i) any order or preliminary or permanent injunction shall be entered in any action or proceeding before any court or any statute, rule, regulation, legislation, or order shall be enacted, entered, enforced, amended or issued by any United States legislative body, court, government or governmental, administrative or regulatory authority or agency (other than the waiting period provisions of the HSR Act) which shall remain in effect and which shall have the effect of (x) making illegal or restraining or prohibiting the making of the Offer, the acceptance for payment of, or payment for, the Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of the Offer or the Merger or (y) imposing limitations on the ability of Purchaser effectively to acquire or hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares on all matters properly presented to the stockholders of the Company; provided, that Parent, to the extent provided in the Merger Agreement, shall, if necessary to prevent the taking of such action, or the enactment, enforcement, amendment, issuance or application of any statute, rule, regulation, legislation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture; (ii) any proceeding brought by an administrative agency or commission or other domestic governmental entity seeking any of the foregoing shall be pending; or (iii) any action or proceeding shall be commenced following the date of the Merger Agreement and be pending before any court, which, if adversely determined, could reasonably be expected to have a material adverse effect on the Company;

     (c) the Company, Purchaser and Parent shall have agreed that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

     (d) the Company or any of its subsidiaries shall have breached one or more of its representations and warranties set forth in the Merger Agreement or failed to perform any of its obligations, covenants or agreements under the Merger Agreement and such breaches or failures to perform shall in the aggregate materially and adversely affect the ability of Parent to own or control the Company, its equity securities and its assets;

     (e) any material adverse effect on the Company shall have occurred or be occurring; or

     (f) the representations and warranties of the Company relating to the capitalization of the Company and its subsidiaries and the Company's right under the Joint Development
Agreement shall not be true and correct in all material respects.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

                           SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1998

                                   ZEIGLER ACQUISITION
                                      CORPORATION

                                   By:    /s/ Donald P. Brown
                                        Donald P. Brown
                                        President


                                   AEI RESOURCES, INC.


                                   By:    /s/ Donald P. Brown
                                        Donald P. Brown
                                        President and Chief
                                          Executive Officer

                                   LARRY ADDINGTON


                                    /s/ Larry Addington
                                   Larry Addington